Filed Pursuant to Rule 253(g)(2)
File No. 024-10680

NY RESIDENTIAL REIT, LLC

SUPPLEMENT NO. 2, DATED MARCH 29, 2018
TO THE OFFERING CIRCULAR FEBRUARY 27, 2018

This document supplements, and should be read in conjunction with, the offering circular of NY Residential REIT, LLC (“we”, “our” or “us”), dated February 27, 2018 and filed by us with the Securities and Exchange Commission, or, the SEC, on February 27, 2018 as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the offering Circular.

The purpose of this supplement is to disclose that we have commenced a referral program and are now offering “bonus shares” (effectively a discount) to certain investors.

Compound Referral Program

Commencing on March 29, 2018, investors that subscribe for shares of our Company or request a referral code through our website, www.compoundny.com, will be provided with a unique web link that they can share with friends (the “Referral Program”). For each "Referred Investor" (as defined below) we will issue the referring investor one common share in our Company (the “bonus shares”). Only shareholders of our Company are eligible to receive bonus shares. There is no current limit on the amount of referrals a person can make and still be eligible for bonus shares. The bonus shares will be issued to the referring investor within 20 business days of each investment made by a Referred Investor.

Subject to the limitations above, a "Referred Investor" is a new individual investor, using the special designated link from an invitation, whom purchases a minimum of 10 shares in our Company within 180 days of receiving the invitation (the "referral period"). Neither we nor our sponsor, Compound Asset Management, LLC, are responsible for incorrect entry or other failure on the part of a referee to meet the standards of a Referred Investor.

We reserve the right to terminate the Referral Program at any time for any reason, to limit the amount of bonus shares investors’ are eligible to receive, and to refuse or recover any promotion award if we determine that it was obtained under wrongful or fraudulent circumstances, that inaccurate or incomplete information was provided in making an investment, or that any rules or regulations would be violated.

Compound Investor Bonus Shares

Commencing on March 29, 2018, we will begin offering “bonus shares” (effectively a discount) to certain investors based on when they invest in the Company. Certain investors will receive as part of their investment, bonus shares for their shares purchased. Investors who subscribe for common shares in our Company prior to May 1, 2018 will receive bonus shares based on the following:

•	10% (or 10 additional common shares for each 100 shares purchased) for investments made prior to April 16, 2018.

•	5% (or 5 additional common shares for each 100 shares purchased) for investments made between April 17, 2018 and May 1, 2018.

Investors who have subscribed for shares prior to March 29, 2018 will also be issued 10% in bonus shares. We reserve the right to cancel, extend, or modify the terms of this promotion at any time.